Room 4561

May 23, 2007

Deborah Fortescue-Merrin
President and Chief Executive Officer
Creator Capital Limited
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

Re: Creator Capital Limited
        Form 20-F/A for the fiscal year ended December 31, 2005
        Filed December 12, 2006
        File No. 001-14611

Dear Mrs. Fortescue-Merrin:

       We have completed our review of your Form 20-F/A and related filings, and do not, at this time, have any further comments.

                  Sincerely,

                  Stephen Krikorian
                  Accounting Branch Chief